Lincoln Bancorp
508 Main Street
Reinbeck, Iowa 50669
(319) 788-6441
September 16, 2026
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Lincoln Bancorp
Request to Withdraw Registration Statement on Form S-1
File No. 333-297035
Ladies and Gentlemen:
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Lincoln Bancorp, an Iowa corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1 (File No. 333-297035), together with all exhibits and amendments thereto (the “Registration Statement”).
The Registration Statement was originally filed with the Commission on June 25, 2026. The Registration Statement was not declared effective by the Commission, and no securities were sold or will be sold under the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.
The Company is withdrawing the Registration Statement because on September 2, 2026, the Company entered into an Agreement and Plan of Reorganization (the “Merger Agreement”) with Equity Bancshares, Inc. (“Equity”), a Kansas corporation, pursuant to which the Company will merge with and into Equity. In connection with the Merger Agreement, the Company is required under Section 5.24 thereof to withdraw its Registration Statement. As a result, the shares of common stock previously registered for resale by the selling shareholders under the Registration Statement will no longer be offered or sold pursuant thereto.
The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement; however, the Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements filed by the Company or an affiliate of the Company.
We would be grateful if you could please send copies of the written order granting withdrawal of the Registration Statement to Sean Willett, President and Chief Executive Officer if the Company, at the above-mentioned address, with a copy to David Park, Alston & Bird LLP, 1201 West Peachtree Street, Atlanta, Georgia 30309.
If you have any questions regarding the foregoing or if we can provide any additional information, please do not hesitate to contact David Park of Alston & Bird LLP at (404) 881-7411.
Very truly yours,
LINCOLN BANCORP

By:	/s/ Sean Willett
Sean Willett
President and Chief Executive Officer
cc:	David Park